

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Michael Armandi
Interim Chief Executive Officer and Chief Financial Officer
Empire Global Gaming, Inc.
555 Woodside Avenue
Bellport, New York 11713

> **Re: Empire Global Gaming, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed April 15, 2022**
> **File No. 000-54908**

Dear Michael Armandi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing